Exhibit 99.6

Execution Version

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT made the 24th day of September, 2018,

B E T W E E N:

GRAHAM G. CLOW,

(hereinafter called the “Shareholder”),

- and -

RANDGOLD RESOURCES LIMITED,

a corporation existing under the laws of Jersey,

(hereinafter called “Randgold”).

WHEREAS the Shareholder is the legal and/or beneficial owner of common shares (the “Common Shares”) in the capital of Barrick Gold Corporation (the “Corporation”), as described more particularly on Schedule A hereto (together with any additional Common Shares acquired by the Shareholder at any time from the date hereof to and including the record date for the special meeting of shareholders of the Corporation, the “Subject Shares”);

AND WHEREAS the Corporation and Randgold, concurrently with the execution and delivery of this Agreement, have agreed to the terms of a merger to be effected by way of a scheme of arrangement under the Companies Law (Jersey) 1991, the terms of which are set forth in an announcement to be made pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (the “2.7 Announcement”), as issued on behalf of the United Kingdom Panel on Takeovers and Mergers (the “Panel”), and have entered into a cooperation agreement (the “Cooperation Agreement”) relating thereto, pursuant to which, among other things, the Corporation proposes to acquire all of the ordinary shares of Randgold for consideration of 6.1280 Common Shares per ordinary share of Randgold (the “Merger”);

AND WHEREAS, pursuant to the rules of the Toronto Stock Exchange, the issuance of Common Shares by the Corporation as consideration for the Merger is required to be approved by a resolution (the “Share Issuance Resolution”) passed by a majority of the shareholders of the Corporation (“Barrick Shareholders”) voting in person or by proxy at a special meeting to be held by the Corporation (the “Meeting”);

AND WHEREAS, in connection with the Merger, the Corporation is proposing to continue under the Business Corporations Act (British Columbia) (the “Continuance”);

AND WHEREAS the Continuance requires the approval of a resolution by two-thirds of Barrick Shareholders voting in person or by proxy at the Meeting (the “Continuance Resolution”);

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to vote or cause to be voted the Subject Shares in favour of the Share Issuance Resolution, the Continuance Resolution and any other matter that could reasonably be expected to facilitate the Merger (collectively, the “Meeting Resolutions”), and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that the Corporation and Randgold would not agree to the Merger or enter into the Cooperation Agreement but for the execution and delivery of this Agreement by such Shareholder;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1                       All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Cooperation Agreement.

1.2                       In this Agreement, unless otherwise specified:

(a)	the terms “Agreement”, “this Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number refer to the specified Article or Section of this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)

any reference to this Agreement, the Merger or the Cooperation Agreement means this Agreement, the Merger or the Cooperation Agreement, as applicable, as amended, modified, replaced or supplemented from time to time;

(h)	all dollar amounts refer to United States dollars; and

(i)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

ARTICLE 2

COVENANTS OF THE SHAREHOLDER

2.1                       The Shareholder hereby covenants and agrees that it shall, from the date hereof until the termination of this Agreement pursuant to Article 6:

(a)

not option, offer, sell, assign, transfer, exchange, dispose of, gift, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Subject Shares, or any right or interest therein (legal or equitable), to any person or group, or agree to do any of the foregoing;

(b)

not grant or agree to grant any proxy, power of attorney or other right to vote any Subject Shares, or enter into any voting agreement, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of Shareholders or give consents or approval of any kind with respect to any of the Subject Shares;

(c)

not vote or cause to be voted any Subject Shares in respect of any proposed action by the Corporation, Barrick Shareholders, a subsidiary of the Corporation or any other person, which could reasonably be regarded as likely to reduce the likelihood of success of, or challenge, prevent, delay or interfere with, the completion of the Merger, the Continuance or any transaction or matter related to the foregoing or contemplated by the Cooperation Agreement;

(d)

not make any statements which may reasonably be construed as being against the Merger, the Continuance or any transaction or matter related to the foregoing or contemplated by the Cooperation Agreement;

(e)

not take any action of any kind, directly or indirectly, which could reasonably be expected to reduce the likelihood of success of, or challenge, prevent, delay or interfere with, the completion of the Merger, the Continuance or any transaction or matter related to the foregoing or contemplated by the Cooperation Agreement;

(f)	promptly notify Randgold of any acquisitions after the date hereof by the Shareholder of any Common Shares; and

(g)	not do indirectly that which it may not do directly by the terms of this Article 2.

2.2                       For greater certainty, the Shareholder hereby acknowledges and agrees that any securities in the capital of the Corporation purchased or acquired by the Shareholder after the date hereof, including any by private agreement, in the market, through the exercise, exchange or conversion of any securities or otherwise shall be deemed to be subject to the terms hereof as Subject Shares.

2.3                        Notwithstanding any other provision of this Agreement, Randgold hereby agrees and acknowledges that the Shareholder is bound hereunder solely in its capacity as a Barrick Shareholder and that the provisions hereof shall not be deemed or interpreted to bind the Shareholder in his or her capacity as a director or officer of the Corporation. Without limiting the foregoing, Randgold acknowledges and agrees that the Shareholder may take any action in his or her capacity as director or officer of the Corporation to discharge such Shareholder’s fiduciary duties as a director and/or officer of the Corporation, provided that any such action is permitted by and is done in strict compliance with the terms of the Merger and the Cooperation Agreement.

ARTICLE 3

AGREEMENT TO VOTE

3.1                       The Shareholder hereby covenants and agrees from the date hereof until the termination of this Agreement pursuant to Article 6:

(a)	to vote or to cause to be voted the Subject Shares at the Meeting (or any adjournment or postponement thereof) in favour of the Meeting Resolutions;

(b)

to vote or cause to be voted the Subject Shares against any Competing Proposal for Barrick and/or any matter that could reasonably be expected to reduce the likelihood of success of, or challenge, prevent, delay or interfere with, the completion of the Merger at any meeting of the Barrick Shareholders called for the purposes of considering same; and

(c)

no later than 10 Business Days prior to the date of the Meeting, the Shareholder shall deliver or cause to be delivered to the agent of the Corporation designated in the Barrick Circular, with a concurrent copy to Randgold, a duly executed proxy or proxies directing the holder of such proxy or proxies to vote in favour of the Meeting Resolutions, with such proxy or proxies naming as proxyholder those individuals as may be designated by the Corporation in the Barrick Circular and such proxy or proxies shall not be revoked without the prior written consent of Randgold.

3.2                       The Shareholder irrevocably and unconditionally covenants and agrees that the Shareholder will not exercise any dissent rights provided under any applicable Laws or otherwise in connection with the Continuance or any other Meeting Resolution.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

OF THE SHAREHOLDER

4.1                       The Shareholder represents and warrants as follows and acknowledges that Randgold is relying upon these representations and warranties in connection with the entering into of this Agreement, the Merger and the Cooperation Agreement:

(a)

Capacity. The Shareholder has all necessary power and capacity and has received all requisite approvals to execute and deliver this Agreement and to perform the Shareholder’s obligations hereunder, and no other proceedings on the Shareholder’s part are necessary to authorize this Agreement and the performance of the Shareholder’s obligations hereunder.

(b)

Execution and Enforceability. This Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

(c)

Ownership of Subject Shares. The Shareholder has the sole right to sell and vote all of the Subject Shares and all of the Subject Shares shall, on the Effective Date, be beneficially owned by the Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(d)	No Agreements. The Shareholder is not party to any agreement for the sale, disposition, transfer or voting of any of the Subject Shares, except this Agreement.

(e)

No Contravention. None of the execution and delivery by the Shareholder of this Agreement or the performance of the Shareholder’s obligations hereunder will result in a breach of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder’s property or assets is bound; or (ii) any Law or any judgment, decree, order or award of any Governmental Authority.

(f)

No Other Securities. As of the date hereof, the Subject Shares and the securities set forth on Schedule A are the only Common Shares of the Corporation and securities exercisable or convertible into or exchangeable for Common Shares owned, directly or indirectly, or over which control or direction is exercised, by the Shareholder and the Shareholder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder of additional Common Shares or securities of the Corporation.

4.2                       No investigation made by or on behalf of Randgold or any of its representatives at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by the Shareholder herein or pursuant hereto.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

OF RANDGOLD

5.1                       Randgold represents and warrants as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)	Incorporation. Randgold is a corporation validly existing under the laws of the jurisdiction of its incorporation.

(b)	Capacity. Randgold has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

(c)	Execution and Enforceability. The execution and delivery of this Agreement by Randgold and the performance by Randgold of its obligations hereunder have been duly authorized and no other corporate proceedings on the part of Randgold are necessary to authorize this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered by Randgold and constitutes a legal, valid and binding obligation, enforceable by the Shareholder against Randgold in accordance with its terms, subject, however, to limitations imposed by Law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought.

(d)

No Contravention. None of the execution and delivery by Randgold of this Agreement or the performance of its obligations hereunder will result in a breach of (i) the constating or organizational documents of Randgold; (ii) any agreement or instrument to which Randgold is a party or by which Randgold or any of its property or assets is bound; (iii) any Law or any judgment, decree, order or award of any Governmental Authority, except in each case as would not reasonably be expected, either individually or in the aggregate, to materially impair the ability of Randgold to perform its obligations hereunder.

5.2                       No investigation made by or on behalf of the Shareholder or any of its Representatives at any time shall have the effect of waiving, diminishing the scope of or otherwise affecting any representation, warranty or covenant made by Randgold herein or pursuant hereto.

ARTICLE 6

TERMINATION

6.1                       This Agreement shall automatically terminate if:

(a)	the 2.7 Announcement has not been released by 5:00 p.m. (London time) on September 30, 2018 (or such later date as the Corporation and Randgold may agree in writing);

(b)	the Corporation announces that it does not intend to make or proceed with the Merger;

(c)

the Scheme lapses or is withdrawn in accordance with its terms other than where the Corporation has, prior to such date or at the same time, elected to exercise its right to proceed by way of a Take-over Offer and announced the same in accordance with the requirements of paragraph 8 of Appendix 7 of the Code, and such a Take-over Offer has not lapsed or been withdrawn; or

(d)	as of 11:59 p.m. (Eastern) on the Effective Date.

6.2                       If this Agreement is terminated in accordance with this Article 6, the provisions of this Agreement will cease to have effect and no party shall have liability to any other party, except in respect of a breach of the representations, warranties, obligations, terms or conditions of this Agreement which occurred prior to such termination in which case any party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it.

ARTICLE 7

DISCLOSURE

7.1                The Shareholder (a) consents to the details of this Agreement being set out in the 2.7 Announcement, the Barrick Circular and the Scheme Document and this Agreement being made publicly available, including by filing on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval, the United States Securities and Exchange Commission’s Electronic Document Gathering and Retrieval System, Randgold’s website and otherwise, as may be required pursuant to applicable Law, (b) consents to and authorizes the publication and disclosure by the Corporation and Randgold of its identity and holding of Subject Shares, the nature of its commitments and obligations under this Agreement and any other information, in each case that the Corporation reasonably determines is required to be disclosed by applicable Law in any press release, the 2.7 Announcement, the Barrick Circular, the Scheme Document or any other disclosure document in connection with the Merger or the Cooperation Agreement, (c) agrees to promptly give to the Corporation and Randgold any information that may reasonably be required for the preparation of any such disclosure document, and (d) agrees to promptly notify the Corporation and Randgold of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect. Except as contemplated by the immediately preceding sentence and as otherwise required by applicable Law or by any Governmental Authority or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. A copy of this Agreement may be provided to the Corporation.

ARTICLE 8

GENERAL

8.1                This Agreement shall become effective upon execution and delivery hereof by the Shareholder.

8.2                The Shareholder shall, from time to time, promptly do, execute, deliver or cause to be done, executed and delivered, all further acts, documents and things as Randgold may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

8.3                This Agreement shall not be assignable by either party hereto without the prior written consent of the other party hereto.

8.4                The representations and warranties set forth in Article 4 and Article 5 of this Agreement shall survive until 11:59 p.m. (Eastern) on the Effective Date.

8.5                This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns.

8.6                Time shall be of the essence of this Agreement.

8.7                       Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, or transmitted by fax or e-mail, addressed as follows:

(a)	in the case of the Shareholder:

c/o Barrick Gold Corporation

TD Canada Trust Tower

161 Bay Street, Suite 3700

Toronto, ON M5J 2S1

Canada

Attention:        Graham G. Clow

E-mail:             generalcounsel@barrick.com

with a copy to:

Attention:        General Counsel

Email:             notices@barrick.com

with a copy (which shall not constitute notice) to:

Davies Ward Phillips & Vineberg

155 Wellington Street West

Toronto, ON M5V 3J7

Canada

Attention:        Melanie Shishler

E-mail:             mshishler@dwpv.com

(b)	in the case of Randgold:

Randgold Resources Limited

3rd Floor, Unity Chambers

28 Halkett Street

St. Helier

Jersey

JE2 4WJ

Attention:        Martin Welsh

E-mail:             Martin.Welsh@randgold.com

with a copy (which shall not constitute notice) to:

FAO Jon Perry

Norton Rose Fulbright LLP

3 More London Riverside

Attention:         Jon Perry

E-mail:              jon.perry@nortonrosefulbright.com

with a further copy (which shall not constitute notice) to:

Stikeman Elliott LLP

199 Bay Street

Commerce Court West

Toronto, ON M5l 1B5

Attention:         Jay Kellerman/Amanda Linett

E-mail:             jkellerman@stikeman.com/alinett@stikeman.com

Facsimile:        (416) 947-0866

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day). Any party may at any time change its address for service from time to time by giving notice to the other parties in accordance with this Section 8.7.

8.8                This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Ontario and the federal laws of Canada applicable in that province. Each of the parties irrevocably and unconditionally (a) submits to the non-exclusive jurisdiction of the courts of the Province of Ontario over any action or proceeding arising out of or relating to this Agreement, (b) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (c) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

8.9                Each of the parties hereto agrees with the others that: (a) money damages would not be a sufficient remedy for any breach of this Agreement by any of the parties; (b) in addition to any other remedies at law or in equity that a party may have, such party shall be entitled to seek equitable relief, including injunction and specific performance, in the event of any breach of the provisions of this Agreement; and (c) any party that is a defendant or respondent shall waive any requirement for the securing or posting of any bond in connection with such remedy. Each of the parties hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The prevailing party shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing the other party’s obligations hereunder. Such remedies shall not be deemed to be exclusive remedies for the breach of this Agreement but shall be in addition to all other remedies at law or in equity.

8.10                If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

8.11                This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided herein.

8.12                No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

8.13                This Agreement may be executed and delivered in any number of counterparts, with the same effect as if all parties had signed and delivered the same document, and all counterparts shall be construed together to be an original and will constitute one and the same agreement.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

/s/ Graham G. Clow
Graham G. Clow

RANDGOLD RESOURCES LIMITED

by	/s/ Graham Shuttleworth
Name: Graham Shuttleworth
Title: Finance Director and Chief Financial Officer

Signature Page to Voting and Support Agreement – Clow

SCHEDULE A

Ownership of Securities

Name of Shareholder:	Graham G. Clow

Common Shares beneficially owned or controlled:	19,138

Other securities beneficially owned or controlled that are exercisable or exchangeable for, or convertible into, Common Shares:	Nil